Exhibit 99.1

ASUR Announces Total Passenger Traffic for December 2021

Passenger traffic increased 5.1% in Mexico and 11.2% in Colombia while decreasing 1.7% in Puerto Rico, compared to pre-pandemic levels in December 2019

MEXICO CITY, Jan. 6, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for December 2021 totaled 5.5 million passengers, 5.2% above total traffic reported in December 2019. The traffic increase reflects the continued overall recovery in global travel demand, the ongoing rollout of Covid-19 vaccination campaigns in the U.S., and gradual vaccination progress in Mexico, partially offset by government travel restrictions and requirements in certain countries that are intended to contain the spread of the Covid-19 virus.

When compared to pre-pandemic passenger levels in December 2019, ASUR's passenger traffic increased 5.1% in Mexico and 11.2% in Colombia during December 2020, while decreasing 1.7% in Puerto Rico. Passenger traffic growth in Mexico and Colombia was driven by both domestic and international traffic increases, while growth in domestic passenger traffic in Puerto Rico did not offset lower international traffic in this market during the same period.

This announcement reflects comparisons between December 1 through December 31, 2021, December 1 through December 31, 2020, and December 1 through December 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		December		% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	3,113,870	1,950,454	3,271,588	67.7	5.1	34,161,842	16,528,658	29,138,441	76.3	(14.7)
Domestic Traffic	1,487,771	1,139,965	1,540,184	35.1	3.5	16,683,996	9,246,112	15,057,198	62.8	(9.8)
International Traffic	1,626,099	810,489	1,731,404	113.6	6.5	17,477,846	7,282,546	14,081,243	93.4	(19.4)
San Juan, Puerto Rico	937,716	513,404	921,944	79.6	(1.7)	9,448,253	4,845,353	9,684,227	99.9	2.5
Domestic Traffic	845,671	485,411	854,978	76.1	1.1	8,455,993	4,547,541	9,138,875	101.0	8.1
International Traffic	92,045	27,993	66,966	139.2	(27.2)	992,260	297,812	545,352	83.1	(45.0)
Colombia	1,171,191	604,769	1,302,628	115.4	11.2	12,052,135	4,215,435	10,530,105	149.8	(12.6)
Domestic Traffic	996,876	524,425	1,105,503	110.8	10.9	10,231,479	3,625,324	8,984,220	147.8	(12.2)
International Traffic	174,315	80,344	197,125	145.4	13.1	1,820,656	590,111	1,545,885	162.0	(15.1)
Total Traffic	5,222,777	3,068,627	5,496,160	79.1	5.2	55,662,230	25,589,446	49,352,773	92.9	(11.3)
Domestic Traffic	3,330,318	2,149,801	3,500,665	62.8	5.1	35,371,468	17,418,977	33,180,293	90.5	(6.2)
International Traffic	1,892,459	918,826	1,995,495	117.2	5.4	20,290,762	8,170,469	16,172,480	97.9	(20.3)

Mexico Passenger Traffic
		December			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,487,771	1,139,965	1,540,184	35.1	3.5	16,683,996	9,246,112	15,057,198	62.8	(9.8)
CUN	Cancun	770,284	700,044	870,648	24.4	13.0	8,980,397	5,454,995	9,081,354	66.5	1.1
CZM	Cozumel	17,739	8,857	18,598	110.0	4.8	189,640	69,727	174,348	150.0	(8.1)
HUX	Huatulco	61,778	38,084	78,542	106.2	27.1	749,048	321,538	655,550	103.9	(12.5)
MID	Merida	240,204	137,972	229,795	66.6	(4.3)	2,573,490	1,213,897	1,889,785	55.7	(26.6)
MTT	Minatitlan	12,334	7,764	9,001	15.9	(27.0)	140,616	66,475	92,721	39.5	(34.1)
OAX	Oaxaca	104,758	58,269	85,613	46.9	(18.3)	1,047,961	527,967	786,809	49.0	(24.9)
TAP	Tapachula	38,652	33,159	44,300	33.6	14.6	372,626	273,727	409,730	49.7	10.0
VER	Veracruz	127,831	82,837	107,802	30.1	(15.7)	1,406,796	695,571	1,024,610	47.3	(27.2)
VSA	Villahermosa	114,191	72,979	95,885	31.4	(16.0)	1,223,422	622,215	942,291	51.4	(23.0)
International Traffic		1,626,099	810,489	1,731,404	113.6	6.5	17,477,846	7,282,546	14,081,243	93.4	(19.4)
CUN	Cancun	1,525,467	768,613	1,633,990	112.6	7.1	16,501,592	6,804,153	13,237,113	94.5	(19.8)
CZM	Cozumel	32,624	18,866	42,035	122.8	28.8	356,783	198,563	357,327	80.0	0.2
HUX	Huatulco	19,798	1,648	9,721	489.9	(50.9)	143,239	81,190	36,600	(54.9)	(74.4)
MID	Merida	24,678	9,518	19,200	101.7	(22.2)	217,159	83,411	189,718	127.4	(12.6)
MTT	Minatitlan	613	668	489	(26.8)	(20.2)	7,543	3,820	5,823	52.4	(22.8)
OAX	Oaxaca	13,867	6,200	16,106	159.8	16.1	148,284	62,811	127,128	102.4	(14.3)
TAP	Tapachula	1,050	414	663	60.1	(36.9)	12,857	6,748	14,519	115.2	12.9
VER	Veracruz	6,080	3,192	6,487	103.2	6.7	68,785	25,588	78,850	208.2	14.6
VSA	Villahermosa	1,922	1,370	2,713	98.0	41.2	21,604	16,262	34,165	110.1	58.1
Traffic Total Mexico		3,113,870	1,950,454	3,271,588	67.7	5.1	34,161,842	16,528,658	29,138,441	76.3	(14.7)
CUN	Cancun	2,295,751	1,468,657	2,504,638	70.5	9.1	25,481,989	12,259,148	22,318,467	82.1	(12.4)
CZM	Cozumel	50,363	27,723	60,633	118.7	20.4	546,423	268,290	531,675	98.2	(2.7)
HUX	Huatulco	81,576	39,732	88,263	122.1	8.2	892,287	402,728	692,150	71.9	(22.4)
MID	Merida	264,882	147,490	248,995	68.8	(6.0)	2,790,649	1,297,308	2,079,503	60.3	(25.5)
MTT	Minatitlan	12,947	8,432	9,490	12.5	(26.7)	148,159	70,295	98,544	40.2	(33.5)
OAX	Oaxaca	118,625	64,469	101,719	57.8	(14.3)	1,196,245	590,778	913,937	54.7	(23.6)
TAP	Tapachula	39,702	33,573	44,963	33.9	13.3	385,483	280,475	424,249	51.3	10.1
VER	Veracruz	133,911	86,029	114,289	32.8	(14.7)	1,475,581	721,159	1,103,460	53.0	(25.2)
VSA	Villahermosa	116,113	74,349	98,598	32.6	(15.1)	1,245,026	638,477	976,456	52.9	(21.6)

U.S. Passenger Traffic, San Juan Airport (LMM)
		December			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
SJU Total		937,716	513,404	921,944	79.6	(1.7)	9,448,253	4,845,353	9,684,227	99.9	2.5
Domestic Traffic		845,671	485,411	854,978	76.1	1.1	8,455,993	4,547,541	9,138,875	101.0	8.1
International Traffic		92,045	27,993	66,966	139.2	(27.2)	992,260	297,812	545,352	83.1	(45.0)

Colombia Passenger Traffic Airplan
		December			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		996,876	524,425	1,105,503	110.8	10.9	10,231,479	3,625,324	8,984,220	147.8	(12.2)
MDE	Rionegro	717,604	345,354	790,969	129.0	10.2	7,409,418	2,481,885	6,309,014	154.2	(14.9)
EOH	Medellin	104,044	75,915	112,677	48.4	8.3	1,095,291	464,601	1,008,756	117.1	(7.9)
MTR	Monteria	109,361	60,147	137,701	128.9	25.9	1,028,309	418,044	1,098,362	162.7	6.8
APO	Carepa	21,541	14,926	25,625	71.7	19.0	226,951	90,205	224,100	148.4	(1.3)
UIB	Quibdo	38,682	24,635	33,549	36.2	(13.3)	384,487	148,938	302,911	103.4	(21.2)
CZU	Corozal	5,644	3,448	4,982	44.5	(11.7)	87,023	21,651	41,077	89.7	(52.8)
International Traffic		174,315	80,344	197,125	145.4	13.1	1,820,656	590,111	1,545,885	162.0	(15.1)
MDE	Rionegro	174,315	80,344	197,125	145.4	13.1	1,820,656	590,111	1,545,885	162.0	(15.1)
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,171,191	604,769	1,302,628	115.4	11.2	12,052,135	4,215,435	10,530,105	149.8	(12.6)
MDE	Rionegro	891,919	425,698	988,094	132.1	10.8	9,230,074	3,071,996	7,854,899	155.7	(14.9)
EOH	Medellin	104044	75,915	112,677	48.4	8.3	1,095,291	464,601	1,008,756	117.1	(7.9)
MTR	Monteria	109,361	60,147	137,701	128.9	25.9	1,028,309	418,044	1,098,362	162.7	6.8
APO	Carepa	21,541	14,926	25,625	71.7	19.0	226,951	90,205	224,100	148.4	(1.3)
UIB	Quibdo	38,682	24,635	33,549	36.2	(13.3)	384,487	148,938	302,911	103.4	(21.2)
CZU	Corozal	5,644	3,448	4,982	44.5	(11.7)	87,023	21,651	41,077	89.7	(52.8)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com